

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 12, 2006

Mr. Brian J. Jennings
Chief Financial Officer
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma  73102-8260

> **Re:    Devon Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 1-32318**

Dear Mr. Jennings:

We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Proved Reserves and Estimated Future Net Revenues, page 18

1.      We note your disclosure of Pre-tax 10% Present Value ("PV10") and the related
        footnote in the table presented.  We also note your responses to SEC comments 2
        and 3 in your letter to us dated January 14, 2005.  In your January letter, you
        provided example disclosures to be included in your future filings which included
        a quantitative disclosure of the amount of discounted future taxes that were
        excluded from your measure PV10.  It appears that this disclosure has not been
        carried forward in your current filing.  We believe a quantitative disclosure of the
        difference between PV10 and the Standardized Measure is necessary for an
        investor's understanding of that measure.  Please revise your disclosure to include
        a quantitative reconciliation of the difference between your measure of PV10 and
        the Standardized Measure. Refer to Regulation S-K Item 10(e)(1)(i)(B).

Management Discussion and Analysis of Financial Condition and Results of Operations,
page 36

2.      Please revise your discussion to provide a separately captioned section discussing
        off-balance sheet arrangements as required by Regulation S-K Item 303(a)(4).  If
        you have no such arrangements, amend your filing to disclose this fact.

Engineering Comments

Risk Factors, page 13

3.      Reconcile the statement that reserves estimates "may change substantially over
        time" with the concept of "reasonable certainty."

Properties, page 16

Proved Reserves and Estimated Future Net Revenue, page 16

4.      Revise the document to include the definition of proved reserves as found in Rule
        4-10(a) of Regulation S-X.

5.      Tell us if the independent engineers that prepared and audited your proved
        reserves did their own geological mapping for the reserve work they performed.

6.      You state that in the past five years your annual performance related revisions
        have averaged approximately 1% of the previous year's estimate.  According to

FASB 69 paragraph 30, revisions should include reserve additions from development drilling.  Please advise us if you include these as revisions.

Operation of Properties, page 21

7.      Instruction 3 to Item 102 of Regulation S-K requires material disclosure such as reserves, production and interest about significant properties.  However, your filing does not appear to contain all of the necessary disclosures for the properties you discuss.  Please revise as necessary.

8.      Tell us if you include any reserves based on plant ownership rather than leashold interest.  If so, revise your document to disclose these separately from the other reserves, if material.

9.      Advise us if you will produce all the reserves from your PSC's prior to the end of the contract terms.

International, page 24

10.     You state that you estimate the ACG field in Azerbaijan contains over 5 billion barrels of gross proved oil reserves and that you have a 5.6% working interest.  SEC rules only allow you to disclose reserves that are net to your interest.  Also, as you have a 5.6% interest this would indicate that your net reserves are approximately 245 million barrels.  However, you have only disclosed a total of 244 million barrels for proved reserves for your entire international operations.  Please reconcile these apparent inconsistencies and revise your document as necessary.

Selected Financial Data, page 28

Operating Results, page 28

11.     Tell us if the average prices shown here include the effects of hedging.  If so, you should revise the document to note this in the filing.

12.     Tell us if the average production and operating expenses include production taxes. If not, you should revise your document to include these.

Results of Operations, page 32

13.     You disclose, before the effect of hedging, your 2005 average oil price to be
        $48.49 per barrel.  However, according to the EIA website, the average 2005 oil
        price of Brent and WTI was $54.60 and $56.58 per barrel, respectively.  Please
        reconcile to us your reported average oil prices to us with those on the EIA
        website.

14.     Supplementally, tell us if you attributed proved reserves to locations that are not
        adjacent to productive wells.  Submit to us the engineering and geologic
        justification for PUD reserves you have claimed that are not in legal, technically
        justified locations offsetting (adjacent to) productive wells.  Otherwise, affirm to
        us that none of your claimed PUD reserves are attributed to such locations.

Notes to Consolidated Financial Statements, page 67

Quantities of Oil and Gas Reserves, page 114

15.     Please revise your document to disclose reserves under Production Sharing
        Contracts separately from those reserves attributed to leasehold arrangements.

16.     Your reserve table indicates that you increased reserves in each of the last three
        years from 12 to 19% per year through extensions and discoveries.  Please expand
        your disclosure to include details on these additions as instructed by FASB 69.
        Revise your disclosure if necessary for the three years presented to indicate new
        reserves from development and infill drilling as revisions rather than extensions
        and discoveries as instructed by FASB 69.

Standardized Measure of Discounted Future Net Cash Flows, page 119

17.     Reconcile for us the year-end prices of $45.50 per barrel of oil, $7.84 per Mcf of
        gas and $32.46 per barrel of NGLs as stated in the document with the December
        30, 2005 closing spot prices for WTI of $61.06 per barrel, Brent of $58.34 and
        Henry Hub gas of $10.05 per MMBtu.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director